                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                           Markland Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   570 658 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                iP Partners Inc.
                                  P.O. Box 1490
                               Coventry, RI 02816
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 570 658 104
--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     iP Partners Inc.         05-0516710
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Rhode Island
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         29,990,917
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           29,990,917
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     29,990,917
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     10%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Markland Common Stock"), of Markland Technologies, Inc., a Florida corporation ("Markland"). The address of the principal executive offices of Markland is #207, 54 Danbury Road, Ridgefield, CT 06877.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) (f) This Schedule 13D is being filed on behalf of iP Partners Inc., a Rhode Island corporation ("iP Partners").

         (b) iP Partners principal business address is P.O. Box 1490, Coventry, Rhode Island 02816.

         (c) iP Partners' principal business is that of a technology consultant.

         (d), (e) During the past five (5) years, iP Partners has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In December 2002, Markland closed a transaction pursuant to which it obtained a license for certain rights for the Acoustic CoreTM technology relating to illicit materials detection to certain cryptology technology held by Crypto.com, Inc. iP partners received 29,990,917 shares of Markland Common Stock (the "Markland Shares"), representing approximately 10% of the outstanding Markland Common Stock as of the time of such closing (such transaction, the "Exchange") in consideration for which iP Partners forgave and discharged certain obligations owed to iP Partners in connection with such licensed technologies.

ITEM 4.  PURPOSE OF TRANSACTION

         iP Partners acquired beneficial ownership of the Markland Shares for investment purposes.

         iP Partners has no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. iP Partners reserves the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) iP Partners is the sole owner of the Markland Shares, which are comprised of 29,990,917 shares of Markland Common Stock, representing approximately 10% of the outstanding Markland Common Stock at the time of the closing of the Exchange. iP Partners has the sole power to vote such Markland Shares.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Markland Shares.

         (c) None.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         iP Partners does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Markland, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Pursuant to General Instruction B of Schedule 13D, iP Partners hereby incorporates by reference that certain Exchange Agreement, filed as Exhibit 10.5 to Markland Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2002.

SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: February 3, 2003                     iP Partners Inc.


                                            By:
                                                 ---/s/ Robert Tarini
                                                 -------------------------------
                                                 Name: Robert Tarini
                                                 Title:   President